FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Interim Business Report First half of the fiscal year ending March 31, 2008

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 4, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Vice President
Chief Financial Officer

MITSUI & CO., LTD.

Interim Business Report

April 1, 2007 to September 30, 2007

The 89th fiscal year of Mitsui & Co., Ltd.

Translated document

This report has been prepared in English solely for the convenience of foreign readers, based on the *Chukanhokokusho* for the first half of Mitsui's 89th fiscal year. The original report in Japanese is definitive.

Terminology

In this translated report, the terms the "Company" or "Mitsui" refer to Mitsui & Co., Ltd.

From the President

We are pleased to bring you the Interim Business Report for our 89th fiscal year, which ends on March 31, 2008.

For the six-month period under review we achieved consolidated net income of ¥251.9 billion and non-consolidated net income of ¥134.0 billion, considerably higher than for the interim period of the previous year.

Accordingly, our forecast consolidated net income for the full year has been upwardly revised, to ¥420.0 billion.

The interim dividend for the period has been increased to ¥23 per share, ¥6 higher than for the previous interim period. Moreover, based on our dividend policy of targeting a consolidated payout ratio of 20% and assuming we achieve the above-mentioned consolidated net income target for the year of ¥420.0 billion, we plan to increase the total dividend for the full year to ¥46 per share, compared to the ¥34 per share paid for the year ended March 2007.

In May 2006 we announced Medium-Term Management Outlook, our corporate vision for the following three to five years. Based on the ideas outlined in this document, we are working to make optimal use of our comprehensive business engineering capabilities and management resources. As external economic factors are currently having a significant impact on our financial results and business operations, we are continuing to carefully analyze the Group’s performance in each period. We are working steadily to implement measures and policies of the Medium-Term Management Outlook and further the sustainable development of a Group that can continue to increase in corporate value.

We look forward to your continued support.

Shoei Utsuda

President and Chief Executive Officer

December 2007

•	Note: In this translated report, the term “the Group” refers to “corporate organizations” as defined in Clause 2, Article 122 of the enforcement regulations of the Corporate Law of Japan.

First half of the fiscal year ending March 31, 2008

(April 1, 2007 to September 30, 2007)

TRENDS IN KEY CONSOLIDATED MANAGEMENT INDICES

(Billions of yen)

	Six-month period ended September 30, 2004	Six-month period ended September 30, 2005	Six-month period ended September 30, 2006	Six-month period ended September 30, 2007
Gross profit	337.3	362.4	407.9	479.3
Operating income	90.0	104.2	123.6	180.2
Equity in earnings of associated companies	25.4	38.8	74.5	72.3
Net income	62.1	83.2	154.5	251.9

Operating income = [gross profit—selling, general and administrative expenses—provision for doubtful receivables]

PART I: BUSINESS REVIEW

1. OPERATING ENVIRONMENT

THE GLOBAL ECONOMY

In the six-month period ended September 30, 2007, the general business environment in the United States remained sound, despite the uncertainty added to the economy by the further decline in residential investment, with consumer spending holding up reasonably well and business spending and exports continuing to improve.

In Asia, China continued to generate high levels of industrial and construction investment, with exports showing further growth. Economic growth in ASEAN economies also remained high. In Europe, solid economic performance was illustrated by higher exports in Germany and growth in housing investment in the United Kingdom and France, while the economies of Russia and countries in Central and Eastern Europe continued to show strength.

Under the prominent expansion of the global economy, crude oil prices reached record highs, while prices for other internationally traded commodities, such as those for non-ferrous metals and grains, also remained at high levels.

The emergence in August of the sub-prime loan issue in the U.S. led to turmoil in the international financial markets and central banks of major countries took measures to increase liquidity in short-term money markets. In the U.S., the Federal Reserve Board eased the federal fund rate for the first time in approximately four years. Prospects in financial markets are still uncertain, however, and regulatory bodies and private sector interests continue to monitor market trends and effects on the real economy.

JAPANESE ECONOMY

In Japan, exports of goods continued to grow, driven by sales of motor vehicles, steel products and chemicals, with notable growth in transactions with Europe and the Middle East. As a result, industrial production remained at high levels, and consumer spending—supported by further growth in employment—continued to be moving steady. The Bank of Japan, having hiked the policy interest rate in February 2007, did not implement any further rises in the period under review. In foreign exchange, the yen increased gradually against the dollar after summer, but declined—to record lows in some cases—against the euro and other major currencies.

2.	GROUP BUSINESS PROGRESS AND RESULTS

1	OPERATING RESULTS, FINANCIAL CONDITION AND CASH FLOW

BUSINESS PERFORMANCE OVERVIEW

Mitsui and its subsidiaries posted significantly higher consolidated net income of ¥251.9 billion, ¥97.4 billion higher than the ¥154.5 billion recorded in the previous comparable period. This increase was partly attributable to substantial one-off gains on divestitures, mainly in mineral resources and energy businesses such as Sesa Goa Limited (“Sesa Goa”) in India and Sakhalin II project. In addition, led by expanded energy equity production and firm mineral resource prices, the mineral resources and energy businesses drove consolidated earnings, and other businesses in global marketing networks business area such as steel products, chemicals and machinery (such as shipping and motor vehicles) recorded firm operating results. First half operating results declined in some parts of businesses such as in Americas and infrastructure projects.

FINANCIAL CONDITION

Total assets as of September 30, 2007 were ¥10.0 trillion, an increase of ¥0.2 trillion compared to March 31, 2007, primarily because of investments and plant, property and equipment. Various new investments and expansion projects were undertaken in Machinery & Infrastructure Projects, Mineral & Metal Resources, Energy and Iron & Steel Products, while the investment balance into the Sakhalin II project decreased. As of September 30, 2007, shareholders equity had increased to ¥2.4 trillion as a result of increased retained earnings, and Net Debt-to-Equity Ratio was 1.23 times.

CASH FLOW

Net cash provided by operating activities for the six-month period ended September 30, 2007 was ¥125.2 billion, reflecting steady operating income. Net cash provided by investing activities was ¥57.8 billion, reflecting large-scale divestitures of interests in Sakhalin II project, Sesa Goa and other assets, which was an amount sufficient to cover the expenditures for the various above-mentioned investments during the period under review. As a result, free cash flow for the six-month period ended September 30, 2007 was a net inflow of ¥183.0 billion.

2	RESULTS OF OPERATIONS

GROSS PROFIT

Gross profit for the six-month period ended September 30, 2007 was ¥479.3 billion, an increase of ¥71.4 billion compared to the previous interim period. Increases in Energy were the major drivers in the Group’s increase in consolidated gross profit, with contributions coming from the consolidation of Mitsui Oil Exploration Co., Ltd. (Japan) (“MOECO”)*, and the commencement of commercial operations in July 2006 at the Enfield Oil Field in Australia. Automotive and other machinery businesses, and basic materials such as steel products and chemical products, also continued to show good overall performance, reflecting a favorable economic environment.

*	MOECO was made a consolidated subsidiary in the fourth quarter of the previous fiscal year, having formerly been an associated company. As a result, gross profit recorded from the company increased significantly. However, this means that most of the increase gross profit was transferred from previously being recorded as equity in earnings of associated companies.

OPERATING INCOME

Operating income* for the six-month period under review was ¥180.2 billion. Factors contributing to this result included the large increase in gross profit noted above, which was partly offset by increases in selling, general and administrative expenses in Machinery & Infrastructure Projects, Energy and Americas, reflecting consolidation of new subsidiaries acquired by these operating segments.

*	Operating income = [gross profit—selling, general and administrative expenses—provision for doubtful receivables]

EQUITY IN EARNINGS OF ASSOCIATED COMPANIES—NET (AFTER INCOME TAX EFFECT)

Equity in earnings of associated companies—net, (after income tax effect) for the six-month period under review was ¥72.3 billion, a decrease of ¥2.2 billion compared to the previous interim period. Major losses contributing to this result included a mark-to-market evaluation loss on long-term swap agreements relating to power generation business in Australia, *1, and loss reflecting other than temporary decline in share price of ASAHI TEC CORPORATION (Japan)(“Asahi Tec”). An additional factor was the change in the accounting treatment of MOECO following the inclusion of the company in the scope of consolidation, because of which the announced result did not change significantly from the previous interim period. Excluding these factors, however, performance at associated companies was strong, with higher earnings at Valepar S.A. (Brazil) (“Valepar”)*2 due to strong operating results at Companhia Vale do Rio Doce (“CVRD”) in Brazil concomitant with higher iron ore and nickel prices, and good results at Australian LNG operation Japan Australia LNG (MIMI) Pty. Ltd.

*	1. This evaluation loss is expected to be smaller in the second half of the year ending March 31, 2008.
*	2. Valepar is a controlling shareholder of CVRD, a mineral resources company in Brazil.

NET INCOME

Net income for the interim period under review was ¥251.9 billion, ¥97.4 billion higher than in the previous interim period. In addition to the higher operating income and equity in earnings of associated companies—net outlined above, factors contributing to net income included the following:

•

Income from discontinued operations—Net (after income tax effect) increased by ¥53.6 billion to ¥60.5 billion. The majority of the figure recorded during the period arose from gain on the sale of the Group’s entire stake in Sesa Goa, and an additional factor was gain recorded on the sale of the entire oil and gas interests of Wandoo Petroleum Pty Limited (Australia) (“Wandoo Petroleum”).

•

Gain on sales of securities increased by ¥24.5 billion to ¥51.0 billion. Major gains recorded during the period included a gain on the transfer of a part of the Group’s stake in the Sakhalin II project, and the sale of the Group’s stake in Empreendimentos Brasileiros de Mineracao S.A. (“EBM”) in Brazil.

3	RESULTS BY OPERATING SEGMENT

Net Income by Operating Segment

The operating segment information for the six-month period ended September 30, 2006 has been restated to conform to the current period presentation, reflecting the reorganization effective April 1, 2007 as below:

•	“Iron & Steel Raw Materials and Non-Ferrous Metals” changed its name to “Mineral & Metal Resources” with transferring coal and nuclear fuel businesses to “Energy”.

•	“Lifestyle, Consumer Service and Information, Electronics & Telecommunication” changed its name to “Consumer Service & IT”, reflecting an internal reorganization within the reportable segment.

•

“Asia Pacific” was newly formed by combining the former “Asia” and trading subsidiaries in Oceania. The latter was formerly included in “Other Overseas Areas”. Similarly, trading subsidiaries in the Middle East, Africa and Russia were combined with “Europe”, making “Europe, the Middle East and Africa”.

•

Iron & Steel Products: Net income for the six-month period ended September 30, 2007 was ¥11.9 billion, ¥2.5 billion higher than in the interim period of the previous year. Demand for tubular products and high-end products such as steel plates, particularly for energy applications, continued to be firm, despite a softening of certain steel product markets. Other factors contributing to the higher results included rising prices for stainless steel products and increased earnings arising from the sale of steel pipes and steel plates to the Asian market by Regency Steel Asia Pte. Ltd. (Singapore).

•

Mineral & Metal Resources: Net income for the period increased substantially, rising ¥58.0 billion to ¥118.2 billion. In addition to ¥55.2 billion of income (post tax) recorded from the sale of the Group’s entire stake in Sesa Goa noted above, income was recorded from other asset recycling initiatives, such as the sale of EBM. In addition, a rise in iron ore prices led to higher earnings at iron ore subsidiaries in Australia, while higher prices for iron ore and nickel also led to higher earnings at Valepar.

•

Machinery & Infrastructure Projects: Net income for the six-month period ended September 30, 2007 was ¥13.3 billion, a decrease of ¥4.7 billion. Automotive- and shipping-related business was sound, supported by favorable global markets. However, overall earnings in this segment decreased, impacted by a mark-to-market evaluation loss on long-term swap agreements relating to an Australian power generation business, and a loss on investment in Asahi Tec following an other- than- temporary decline in that company’s share price.

•

Chemical: Net income for the six-month period was ¥10.9 billion, an increase of ¥0.5 billion. Ongoing high levels of performance in ammonia, methanol and various industrial chemical businesses contributed to earnings, while agricultural chemicals, life science-related products, synthetic resins, inorganic minerals and raw materials all trended favorably. Results in the previous interim period, ended September 30, 2006, included a credit to income as a result of a reversal of an accrued cost for charges related to the DPF incident and a gain on the sale of share in Toho Titanium Co., Ltd. (Japan), and the absence of these factors resulted in the relatively small increase in earnings for the interim period under review.

•

Energy: Net income for the six-month period was ¥72.5 billion, a substantial increase of ¥42.8 billion. In tandem with the Mineral & Metal Resources segment, earnings in this segment were boosted significantly by the partial sale of the Group’s stake in the Sakhalin II project and of the Group’s interests in Wandoo Petroleum. An increased oil and gas equity production also contributed to the growth in earnings, especially led by the contribution from the start of production at the Enfield Oil Field in Australia. Another factor was the absence of naphtha trading loss at Mitsui Oil (Asia) Pte. Ltd. (Singapore) that had impacted performance in the previous interim period. Earnings declined at Australian coal mining operations, reflecting lower market prices for hard coking coal.

The average crude oil contract price used by oil and gas producing associated companies in this operating segment for the interim period under review was US$63 per barrel, the same as in the previous interim period. JCC (Japan Crude Cocktail) is the average CIF price for oil imported into Japan.

•

Foods & Retail: Net income of ¥5.1 billion was recorded for the six-month period, a gain of ¥9.3 billion compared with the net loss of ¥4.2 billion recorded in the previous interim period. Although raw materials-related businesses mainly trended positively as raw material prices remained high, the domestic consumer market is still characterized by deflation, and MITSUI FOODS CO., LTD. (Japan) (“MITSUI FOODS”) and Mitsui Norin Co., Ltd. (Japan) (“Mitsui Norin”) are continuing to improve management of their businesses through cost reductions and other such measures. Reflecting the absence of impairment losses on intangible assets and goodwill at Mitsui Norin that were recorded in the previous interim period, positive net income was achieved for the period under review.

•

Consumer Service & IT: Net income for the six-month period was ¥8.1 billion, an increase of ¥4.8 billion. The trading environment in this segment varied by product and by region. In Europe and within Japan, for example, real estate-related businesses performed well, while systems integration and other IT industry-related business declined. As a result, overall gross profit for the segment slightly decreased. Net income increased, however, due to gain on the sale of shares in Jupiter Telecommunications Co., Ltd. (Japan) and other companies, and the absence of costs recorded in the previous interim period related to the discontinuation of housing operations at Mitsui Bussan House-Techno Inc (Japan).

•

Logistics & Financial Markets: Net income for the six-month period was ¥0.3 billion, a decrease of ¥6.1 billion. The decline mainly reflects the fact that results were extremely strong in the highly volatile commodity markets of the previous interim period. In addition, results include the impact of a write down on shares of Central Finance Co., Ltd.(Japan) (“Central Finance”)

•

Americas: Net income for the six-month period was ¥2.9 billion, a decrease of ¥6.2 billion. U.S. real estate subsidiary MBK Real Estate LLC. (“MRE”) reported weak performance, reflecting the slowdown in the U.S. housing market and a write down of ¥4.1 billion recorded on inventory. Relative performance in the period under review was also affected by the absence of two factors that had boosted income in the previous interim period, namely: high earnings at U.S. subsidiary Westport Petroleum Inc., and similarly strong performance at Mitsui Steel Holdings, Inc., a U.S. subsidiary that sells steel pipes and other products to the oil industry. In addition to the above factors, interest expenses increased by ¥2.9 billion at Mitsui & Co., (U.S.A.) Inc. and its subsidiaries, due to an increase in interest-bearing debt.

•

Europe, the Middle East and Africa: Net income for the six-month period was ¥3.6 billion, an increase of ¥1.5 billion. In addition to strong performance in steel products, results in this segment were contributed to by an increase in earnings from minority interests in automotive business and real estate business in Europe.

•

Asia Pacific: Net income for the six-month period was ¥12.4 billion, an increase of ¥2.2 billion. In addition to strong performance in steel products and chemicals, results in this segment were contributed to by an increase in earnings from minority interests in Australian iron ore ventures and energy producing subsidiaries.

4	FINANCIAL CONDITION OF THE GROUP

Current assets as of September 30, 2007 were ¥10,030.8 billion, an increase of ¥217.5 billion from March 31, 2007. Of this, current assets were ¥5,111.4 billion, an increase of ¥37.6 billion. This was partly attributable to a small increase in trade receivables in segments such as Americas and Energy.

Current liabilities as of September 30, 2007 stood at ¥3,621.2 billion, a decrease of ¥189.0 billion. This reflected a decline in short-term debt and in current maturities of long-term debt at overseas financial subsidiaries and at Mitsui.

The sum of total non-current assets (namely, investments, and non-current receivables, property and equipment-at cost etc.) was ¥4,919.5 billion as of September 30, 2007, an increase of ¥180.0 billion. This reflected major investment and business portfolio asset recycling initiatives such as Sakhalin II project, along with an active, ongoing program of investment. A breakdown of principal items is as follows:

•

Total investments and non-current receivables as of September 30, 2007 was ¥3,588.9 billion, an increase of ¥110.1 billion. Within this category, investments in and advances to associated companies totaled ¥1,396.4 billion, ¥191.2 billion less than on March 31, 2007. As of March 31, 2007, investment for the Sakhalin II project amounting to ¥417.2 billion was recorded in this account. Concomitant with the partial divestiture of this investment, the remaining balance has been transferred to Other investments, resulting in a net decrease under this accounting entry. Major expenditures for the six-month period under review were: investment in Sims Group Limited (“Sims Group”), an Australian metal recycler; additional investment to combine United Kingdom power generating assets with International Power plc (“IPR”); and investment in Erdos Electrical Power & Metallurgical Co., Ltd. (“Erdos EPM”), a conglomerate in the Inner Mongolian Autonomous Region of China engaged in power generation, coal mining and ferrous alloy production.

Other investments were ¥1,518.6 billion, an increase of ¥279.7 billion. Significant items contributing to this increase were the purchase of shares in Yamaha Motor Co., Ltd. (Japan) (“YMC”) and the purchase of shares and convertible bonds of Central Finance. In addition, as noted above, investment in the Sakhalin II project amounting to ¥227.7 billion was transferred into this account and recorded as of September 30, 2007.

•

Property and equipment—at cost, as of September 30, 2007 was ¥1,035.1 billion, an increase of ¥46.8 billion. Significant items contributing to this increase were coal mining and iron ore businesses in Australia and oil and gas developments in various regions. A further factor was the acquisition during the period of major U.S. steel processing company Steel Technologies Inc. (“Steel Technologies”).

Long-term debt as of September 30, 2007 was ¥2,945.5 billion, an increase of ¥58.0 billion compared to March 31, 2007. This increase was primarily due to an increase in borrowings from financial institutions associated with funding for various investments at Mitsui and Mitsui & Co., (U.S.A.), Inc.

Shareholders’ equity as of September 30, 2007 was ¥2,382.1 billion, an increase of ¥271.8 billion. This increase was primarily due to the ¥216.5 billion increase in retained earnings, along with bond conversions and net improvement in foreign currency translation adjustments due to the stronger Australian dollar and Brazilian real against the yen since March 31, 2007.

As a result, the ratio of shareholders’ equity to total assets as of September 30, 2007 was 23.7%, 2.2 percentage points higher than as of March 31, 2007. Net interest-bearing debt (interest-bearing debt minus cash and cash equivalents and time deposits) as of September 30, 2007 was ¥2,925.5 billion, a decrease of ¥172.9 billion compared to March 31, 2007.

5	CASH FLOWS

CASH FLOW FROM OPERATING ACTIVITIES

Net cash provided by operating activities for the six-month period ended September 30, 2007 was ¥125.2 billion, an increase of ¥89.2 billion from the ¥36.0 billion in the corresponding period of the previous year. Factors contributing to this outcome included an increase in operating income and a reduction in trade receivables and inventories.

CASH FLOW FROM INVESTMENT ACTIVITIES

Net cash provided by investment activities for the six-month period ended September 30, 2007 was ¥57.8 billion. The primary factors contributing to this outcome were as listed in Financial Condition of the Group above, relating to the acquisition and sale of investments and tangible assets.

•

The net inflow of cash that corresponded to investments in and advances to associated companies was ¥124.9 billion, primarily accounted for by the partial sale of the Group’s stake in Sakhalin II project.

•	The net outflow of cash that corresponded to property leased to others and property and equipment was ¥66.8 billion, primarily related to coal mining business in Australia and energy projects.

•	Other key transactions included a cash inflow of ¥92.8 billion from the sale of Sesa Goa, and an outflow of ¥45.0 billion for the acquisition of Steel Technologies.

CASH FLOW FROM FINANCING ACTIVITIES

Net cash outflow from financing activities was ¥186.8 billion, with key elements including net reductions in short-term debt and long-term debt leading to outflows of ¥151.9 billion and ¥3.6 billion respectively, dividend payments of ¥30.3 billion, and the purchases of treasury stock.

3. PROGRESS ON MEDIUM-TERM MANAGEMENT OUTLOOK

1	OVERVIEW

We have finalized our Medium-Term Management Outlook, announced in May 2006, based on a company-wide consideration of the kind of business models that we should seek to develop over the next three to five years. The key elements of the approach outlined in this plan are:

•	Building a business portfolio that meets the needs of our stakeholders, including shareholders, customers and society.

•	Leveraging business engineering capabilities across Mitsui and its subsidiaries and optimizing resource allocation.

•

Prioritizing the development of human resources. In this respect we intend to build on our existing values of challenge and opportunity and freedom and open-mindedness with additional emphasis on fairness, humbleness and compliance. We intend to form and foster a diverse pool of capable personnel.

➢	The four key strategies of the Medium-Term Management Outlook are:

(i)	Development of strategic business portfolio

(ii)	Evolution of business models leveraging business engineering capabilities

(iii)	Implementation of global strategies

(iv)	Reinforcing the management framework to support growth

Of these strategies, Development of Strategic Business Portfolio is the most directly connected to our business results, financial position and cash flow for the six-month period ended September 30, 2007, and we are implementing the following policies with regard to this strategy.

•	We have developed key policies based on dividing up the Group’s business into four areas, as outlined below.

Mineral Resources & Energy

(1)    Complete the development of large-scale projects such as Sakhalin II project and the Enfield Oil Field. Expand existing projects such as the LNG project in Western Australia and iron ore and coal production in Australia

(2)    Ensure the liquidity of our equity production interests and carry out recycling

(3)    Invest selectively in emerging regions and new business domains

Global Marketing Networks (particularly steel products, machinery and chemical products)

(1)    Actively invest in our operating base with the objective of strengthening our various logistics and IT capabilities and focus allocation of human resources to growth fields

(2)    Strengthen partnerships with quality customers and evolve our SCM capabilities

(3)    Strengthen initiatives in growth region Asia and the automotive, IT and energy business fields

Consumer Services	(1) Pursue initiatives in media and information, healthcare and medical, and senior living industries (2) Develop new consumer-oriented businesses and strengthen related logistics business

Infrastructure	(1) Develop business portfolio positioning power generation, water supply, energy and transportation as strategic industrial fields (2) Pursue synergies with other business areas

•

Under the coordination of the Portfolio Management Committee that we established in April 2006, we will further refine our investment evaluation criteria, and seek to recycle existing investments, by reviewing their viability and taking into account the need to generate cash flow for new investments. Furthermore, accompanying a review of our business portfolio, we will allocate and shift human resources from a group-wide perspective in a more dynamic fashion.

➢	Quantitative image 3-5 years ahead in the Medium-Term Management Outlook

Looking ahead three to five years, risks in the operating environment include political, economic and environmental factors. Notwithstanding these risks, we believe that the currently favorable operating environment—with simultaneous growth in different regions of the world, and strong upstream markets for mineral resources, energy and materials—is likely to continue. Based on this assumption, by implementing the four key strategies of the Medium-Term Management Outlook, we aim to achieve optimal allocation of the Group’s business resources, and as of May 2006 envisaged achieving the parameters over the next three to five years as illustrated in the chart on the right.

2	PROGRESS ON MEDIUM-TERM MANAGEMENT OUTLOOK DURING THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2007

Development of strategic business portfolio

Progress on investment plans and key policies in each business area

During the year ended March 31, 2007, we executed large-scale investments of approximately ¥460.0 billion as part of our total investment outlook of ¥800.0 billion over the two years ending March 31, 2008. For the year ending March 31, 2008, Mitsui introduced a new monitoring system linked more closely to consolidated cash flow statements to incorporate not only large-scale investments but also small to medium-sized investments, loans and leases. With this new monitoring method, we set up a new outlook of ¥800.0 billion for our investments and loans for the single year ending March 31, 2008. In the six-month period ended September 30, 2007, we executed new investments and loans of approximately ¥460.0 billion; concurrently, we have been focusing on divestitures of outstanding investments and fixed assets, and collected approximately ¥520.0 billion.

We made the following progress in each of the four business areas presented in our Medium-Term Management Outlook.

1.	MINERAL RESOURCES & ENERGY BUSINESS AREA

We continued to focus on projects already under development as well as expansion of existing projects. We made an additional investment in the Enfield Oil Field in Australia after the start of production in July 2006 in order to cope with water breakthrough, which occurred during 2006, and boost output capacity. The work-over program has been proceeding on track. Our total investment in the Sakhalin II project as of the end of September 2007 is approximately ¥230.0 billion, as a result of stake dilution and expenditure for the development of the project. Initiatives also include the May 2007 commencement of production from the Equatorial Guinea LNG project and the July 2007 start of production from the Tui Oil Field in New Zealand. We invested a total of ¥29.0 billion in Australian iron ore and coal mining business, as part of our plan to increase production capacity. We also acquired shares with voting rights of 19.9% in the Australian company Sims Group, and shares with voting rights of 25% in Erdos EPM.	LNG project in Equatorial Guinea

In this business area, through the divestiture of existing investments, we generated cash inflows totaling approximately ¥400.0 billion during the first half period. In April 2007, we sold our entire stake in Sesa Goa, after deliberate consideration of our worldwide iron ore business portfolio. Regarding the Sakhalin II project, we transferred 50% of our stake to OAO Gazprom (Russia) (“Gazprom”), with our share diluting from 25% to 12.5%. We also agreed on the Area of Mutual Interest arrangement with Gazprom, whereby the prospects for expansion of Sakhalin II project.	Ferrous Silicon plant run by Erdos Electrical Power & Metallurgical Co., Ltd. in the Inner Mongolia Autonomous Region of China

2.	GLOBAL MARKETING NETWORKS BUSINESS AREA

We took further steps to strengthen our multi-functional global operating network in raw materials procurement and product sales, acquiring key businesses and reinforcing strategic alliances with major partners to support our goal of creating new value. In June 2007, we acquired Steel Technologies for ¥45.0 billion. In the automobile and chemical businesses, we acquired shares in YMC and Mitsui Chemicals, Inc. (Japan), respectively, aiming to enhance business relationships.	Steel Technologies Inc. in the United States

3.	CONSUMER SERVICES BUSINESS AREA

We are continuing to build our operations in promising new business domains. In May 2007, we acquired new shares and convertible bonds issued by Central Finance for ¥19.4 billion, aiming to increase business opportunities. In the foods and retail field, we have been taking measures to improve the performance of MITSUI FOODS under a comprehensive operational alliance with KOKUBU & CO., LTD. (Japan). At the same time we are making investments to secure a stable supply of overseas food sources.	New investment in Synlait Limited in New Zealand

4.	INFRASTRUCTURE PROJECTS BUSINESS AREA

Our efforts were directed at selectively investing in superior project opportunities while seeking to develop synergies with other business areas. In overseas power generation business, we further strengthened our strategic alliance with IPR during the year, and in June 2007 consolidated power generating assets in the U.K., resulting in an increase of our generating capacity by approximately 260MW on an equity basis for ¥22.2 billion.

Continuous review of business portfolio based on Mitsui’s business strategy

Twice a year, Mitsui’s management examines each business unit’s development of portfolio strategy including asset recycling, referring to key performance indicators at subsidiaries and associated companies and other investments as well. According to Mitsui’s guidelines for investment in and withdrawal from business operations, the Portfolio Management Committee has developed and maintained the relevant data and guidelines. Especially in the year under review, major emphasis has been put on the companywide re-allocation of human resources in line with newly developed operations that we have invested in and reorganizations of existing operations.

3	FORECASTS FOR THE YEAR ENDING MARCH 31, 2008

For the year ending March 31, 2008, we are revising our outlook for consolidated net income upwards by ¥50.0 billion from our original forecast of ¥370.0 billion to ¥420.0 billion. The main reason for the revision is to reflect rises in crude oil, non-ferrous metal, foreign exchange and other markets since the initial forecasts, which account for around ¥40.0 billion of the revision, and business growth focusing particularly in the Global Marketing Networks business area, which accounts for the remaining ¥10.0 billion. As indicated in “Impact of price movements on net income for FY08/3” in the table below, the impact of such movements in the commodities markets and other areas of the economy in Japan and overseas is becoming increasingly larger. Given these circumstances, we intend to carefully analyze the factors influencing our business results in the period, and steadily implement the business strategies established in our Medium-Term Management Outlook.

Forecasts for our main operating segments are as follows:

•        Mineral & Metal Resources: Projected net income for the fiscal year ending March 31, 2008 is ¥161.0 billion, an increase of ¥26.0 billion from the original forecast. The upward revision reflects higher copper and nickel prices, the depreciation of the yen against the Australian dollar and Brazilian real, and the sale of shares in EBM.

•        Energy: Projected net income for the year ending March 31, 2008 is ¥120.0 billion, an increase of ¥32.0 billion from the original forecast, mainly attributable to higher oil prices. We expect the annual average crude oil price to be $US67/barrel (JCC basis).

•

Machinery & Infrastructure Projects: Projected net income for the year ending March 31, 2008 is ¥44.0 billion, an increase of ¥2.0 billion from the original forecast, on the assumption that the mark-to-market evaluation loss on long-term swap agreement at an Australian power generation business which we posted in the first half period will considerably diminish in the second half period ending March 31, 2008. The increase also reflects strong performance in overseas automobile business and shipping related business against the backdrop of strong demand.

•

The projected net income of Iron & Steel Products and Chemical for the year ending March 31, 2008 are ¥20.0 billion (¥2.0 billion increase) and ¥22.0 billion (¥1.0 billion increase), respectively, supported by favorable market conditions.

•

The projected net income of Foods & Retail, Consumer Service & IT, and Logistics & Financial Markets for the year ending March 31, 2008 are ¥11.0 billion (same as the original forecast), ¥14.0 billion (¥4.0 billion decrease), and ¥7.0 billion (¥5.0 billion decrease), respectively. Overall, domestic consumer markets remain sluggish. Furthermore, these segments recognized certain losses on write-down of securities in the six-month period ended September 30, 2007.

•

Americas: Projected net income for the year ending March 31, 2008 is ¥11.0 billion, a decrease of ¥6.0 billion from the original forecast. This segment recorded a loss on write-down of inventories at MRE, reflecting a decline in the housing market, and in addition, demand in steel products for automobiles and oil well tubulars is anticipated to weaken.

4. OUTLINE OF FINANCING AND CAPITAL EXPENDITURE

1	FINANCING

Mitsui’s basic funding policy is to secure stable sources of funds to maintain adequate liquidity and financing to satisfy capital requirements for our operation and to maintain the financial strength and stability of our balance sheet. We obtain funds primarily in the form of long-term funds with maturities of around 10 years, from financial institutions, including banks and insurance companies, and through the issuance of corporate bonds. In addition, for various projects and so forth we utilize financing programs from government financing agencies and also utilize project financing.

In principle, wholly owned Japanese and overseas subsidiaries do not individually raise their funds in financial markets or borrow from banks, but instead use a cash management service provided by our regional financing subsidiary, which centralizes the fund raising function and promotes efficient use of funds. Approximately 81% of total interest-bearing debt as of September 30, 2007 was raised by Mitsui and the financing subsidiaries as in-house banking bases.

Interest-bearing debt as of September 30, 2007 was ¥3,703.2 billion (a decrease of ¥174.8 billion from March 31, 2007), and net interest bearing debt after deduction of cash equivalents was ¥2,925.5 billion (a decrease of ¥172.9 billion). We will continue to strive to ensure stable sources of funds, while closely monitoring Japanese and overseas business conditions and price movements, economic environments and other relevant trends.

In the six-month period ended September 30, 2007, we raised a total of ¥112.9 billion in long-term funding by borrowing from banks, insurance companies and other financial institutions, and issued three corporate bonds that raised ¥35.0 billion in total with the redemption period from March 18, 2022 to May 21, 2027. In addition, our Japanese and overseas in-house banking financial subsidiaries raised long-term funds and issued commercial paper and medium-term notes.

2	CAPITAL EXPENDITURE

•

For information on capital expenditure during the interim period under review, please refer to page 12, Financial Condition of the Group and page 15, Progress on Medium-Term Management Outlook: Progress on investment plans and key policies in each business area.

5. TRENDS IN VALUE OF GROUP ASSETS AND PROFITABILITY

1	TRENDS IN VALUE OF ASSETS AND OPERATING RESULTS (CONSOLIDATED)

(Millions of Yen, Except Net Income per Share)

	Six-month period ended September 30, 2004	Six-month period ended September 30, 2005	Six-month period ended September 30, 2006	Six-month period ended September 30, 2007
Total Trading Transactions	¥6,696,019	¥7,027,008	¥7,597,799	¥8,205,220
Gross Profit	337,343	362,428	407,905	479,317
Net Income	62,101	83,193	154,455	251,921
Net Income per Share (Yen)	39.24	52.58	89.65	140.26
Net Assets	1,034,734	1,288,158	1,829,458	2,382,130
Total Assets	7,024,720	8,207,037	9,377,604	10,030,835

Notes:

1.	The figures shown in this table have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Total Trading Transactions is a voluntary disclosure and represents the gross transaction volume of the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively “the Group”) act as principal and transactions in which the Group serves as agent. Total Trading Transactions is not meant to represent sales or revenues in accordance with US GAAP.

2.	In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the prior year figures relating to discontinued operations have been reclassified.

3.	Figures less than ¥1 million and figures less than ¥1/100 (in the case of Net Income per Share) are rounded.

2	TRENDS IN VALUE OF COMPANY ASSETS AND OPERATING RESULTS (NON-CONSOLIDATED)

(Millions of Yen, Except Net Income per Share)

	Six-month period ended September 30, 2004	Six-month period ended September 30, 2005	Six-month period ended September 30, 2006	Six-month period ended September 30, 2007
Sales	¥5,123,768	¥5,434,172	¥5,625,429	¥5,988,023
Net Income	40,646	36,305	71,685	134,001
Net Income per Share (Yen)	25.68	22.94	41.60	74.6
Net Assets	736,511	806,122	1,129,445	1,353,741
Total Assets	4,339,022	4,690,168	5,297,985	5,412,167

Notes:

1.	The figures shown in this table have been prepared on the basis of accounting principles generally accepted in Japan. Sales represents the gross transaction volume of the nominal aggregate value of sales contract in which Mitsui & Co., Ltd. acts as principal and transaction in which it serves as agent.

2.	Net Income per Share was computed based on the average number of shares outstanding during the six-month period.

3.	Figures less than ¥1 million and figures less than ¥1/100 (in the case of Net Income per Share) are truncated.

PART II: CORPORATE OUTLINE

1. PRINCIPAL GROUP BUSINESS (AS OF SEPTEMBER 30, 2007)

The Group operates in the following business fields: Iron & Steel Products; Metal & Mineral Resources; Machinery & Infrastructure Projects; Chemical; Energy; Foods & Retail; and Consumer Service and IT. We carry out a variety of activities in each business field, including sales, import and export, international trading and production, as well as operating a diverse range of service businesses such as transportation and finance. In addition, we engage in natural resource development, strategic business investment and a broad range of other business initiatives.

2. PRINCIPAL GROUP OFFICES (AS OF SEPTEMBER 30, 2007)

Mitsui has 15 domestic offices and branches in Japan in addition to the Head Office, and 144 branches and trading subsidiaries overseas, including the principal entities outlined below. The Group’s operating segments are comprised of products focused segments, derived from the business units in the Head Office, and region focused segments, derived from Overseas Trading Subsidiaries and branches, and carry out a wide range of business activities along with domestic and overseas consolidated subsidiaries. For details regarding the number and main details of principal subsidiaries and associated companies, please refer to page 26 of this document.

• Domestic:	Head Office	Chiyoda-ku, Tokyo

	Offices and Branches	Sapporo Office, Tohoku Office (Sendai), Nagoya Office, Osaka Office, Hiroshima Office, Fukuoka Office, Niigata Branch, Hokuriku Branch (Toyama), Takamatsu Branch

• Overseas:	Trading Subsidiaries	Mitsui & Co. (U.S.A.), Inc. Mitsui & Co. Europe Holdings PLC (United Kingdom) Mitsui & Co., (Asia Pacific) Pte. Ltd. (Singapore)

	Branches	Singapore Branch, Kuala Lumpur Branch, Manila Branch

3. SHARES OF MITSUI & CO., LTD. (AS OF SEPTEMBER 30, 2007)

• Number of shares authorized:	2,500,000,000 shares

• Number of shares outstanding:	1,817,617,100 shares (including 3,092,645 treasury shares)

• Number of shareholders:	103,707 shareholders

4. GROUP EMPLOYEES

Operating segment	Number of Employees as of September 30, 2007	Number of Employees as of March 31, 2007	Change in Number of Employees
Iron & Steel Products	2,345	2,270	+75
Mineral & Metal Resources	737	2,425	(1,688)
Machinery & Infrastructure Projects	12,275	10,859	+1,416
Chemical	3,689	3,731	(42)
Energy	1,661	1,516	+145
Foods & Retail	6,331	6,575	(244)
Consumer Service & IT	4,823	5,481	(658)
Logistics & Financial Markets	1,122	1,284	(162)
(Corporate Staff Division)	1,836	1,906	(70)
Americas	4,089	2,316	+1,773
Europe, the Middle East and Africa	1,308	1,326	(18)
Asia Pacific	2,135	2,072	+63

Total	42,351	41,761	+590

Notes:

1.	The above employee figures do not include temporary staff, seconded or part-time staff.

2.	Of the 42,351 employees as of September 30, 2007, 5,892 were employed by the Company, (49 more than at the end of the previous fiscal year).

5. PRINCIPAL SUBSIDIARIES

1	PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (AS OF SEPTEMBER 30, 2007)

Subsidiary	Operating Segment	Capital	Percentage owned by Mitsui & Co., Ltd.	Main Business
Mitsui & Co. (U.S.A.), Inc.	Americas	US$350,000 thousand	100	Trading

Mitsui Iron Ore Development Pty. Ltd. (Australia)	Mineral & Metal Resources	A$20,000 thousand	100 (20)	Production and marketing of iron ore

Mitsui E&P Middle East B.V. (Netherlands)	Energy	Euro18 thousand	100 (100)	Exploration, development and production of oil and natural gas in Oman

Mitsui Coal Holdings Pty. Ltd. (Australia)	Energy	A$278,637 thousand	100 (30)	Investment in Australian coal businesses

Mitsui Sakhalin Holdings B.V. (Netherlands)	Energy	Euro1,402,204 thousand	100	Investment in Sakhalin Energy Investment

Mitsui Oil Exploration Co., Ltd.	Energy	¥33,133 million	50.34	Exploration, development and production of oil and natural gas resources

Associated Company	Operating Segment	Capital	Percentage owned by Mitsui & Co., Ltd.	Main Business
Japan Australia LNG (MIMI) Pty. Ltd. (Australia)	Energy	A$369,050 thousand	50 (50)	Exploration, development and marketing of oil and natural gas

Valepar S.A. (Brazil)	Mineral & Metal Resources	R$7,083,206 thousand	18.24	Investment in Companhia Vale do Rio Doce, a mineral resources company in Brazil

P.T. Paiton Energy (Indonesia)	Machinery & Infrastructure Projects	US$306,000 thousand	36.32 (36.32)	Power generation in Indonesia

Notes:

1.	The figures in brackets represent indirect ownership through other subsidiaries.

2.	The figures for capital have been rounded.

2	THE NUMBER OF SUBSIDIARIES AND ASSOCIATED COMPANIES

The number of subsidiaries and associated companies as of September 30, 2007, along with the interim period of the last three years, is as follows:

(Unit: companies)

	Six-month period ended September 30, 2004	Six-month period ended September 30, 2005	Six-month period ended September 30, 2006	Six-month period ended September 30, 2007
Subsidiaries	355	317	318	303
Associated Companies Accounted for under the Equity Method	289	197	173	181

Note:	Some of subsidiaries and associated companies report their financial statements with further consolidating their subsidiaries and associated companies. The numbers of companies in the table do not include the latter.

6. DETAILS OF SENIOR COMPANY OFFICERS (AND AUDITORS)

(AS OF NOVEMBER 1, 2007)

1	DIRECTORS AND CORPORATE AUDITORS

Nobuo Ohashi	Chairman and Director	Chairman, Governance Committee

Shoei Utsuda*	President and Chief Executive Officer	Chief Executive Officer Chairman, Nomination Committee

Hiroshi Tada*	Director	Iron & Steel Products Business Unit; Mineral & Metal Resources Business Unit; Energy Business Unit I; Energy Business Unit II

Kazuya Imai*	Director	Chief Financial Officer, Corporate Staff Division ( Financial Planning Division, Accounting Division, Finance Division, Investment Administration Division, Credit Risk Management Division, Market Risk Management Division, First Business Process Control Division, Second Business Process Control Division, Third Business Process Control Division, Investor Relations Division); Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Director, Mitsui & Co. (U.S.A), Inc.

Toshihiro Soejima*	Director	Infrastructure Projects Business Unit; Motor Vehicles Business Unit; Marine & Aerospace Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit

Motokazu Yoshida*	Director	Chief Information Officer; Corporate Staff Division (Information Strategic Planning Division, Corporate Planning & Strategy Division, CSR Promotion Division, Corporate Communication Division); New Business Promotion; Environmental Matters; Chief Operating Officer, Business Process Re-Engineering Project Headquarters

Hiroshi Ito*	Director	Foods & Retail Business Unit; First Consumer Service Business Unit; Second Consumer Service Business Unit; IT Business Unit; Director, Mitsui & Co. (Asia Pacific) Pte. Ltd.

Yoshiyuki Izawa*	Director	First Chemicals Business Unit; Second Chemicals Business Unit; Domestic Offices and Branches; Director, Mitsui & Co. Europe Holdings PLC

Junichi Matsumoto*	Director	Chief Compliance Officer; Chief Privacy Officer; Corporate Staff Division (Secretariat, Corporate Auditor Division, Human Resources & General Affairs Division, Legal Division, Logistics Management Division); Business Continuity Plan Management

Akishige Okada	Director	Advisor to Board of Sumitomo Mitsui Banking Corporation Chairman, Remuneration Committee

Nobuko Matsubara	Director	Chairman, Japan Institute of Workers’ Evolution

Ikujiro Nonaka	Director	Professor Emeritus, Hitotsubashi University

Hiroshi Hirabayashi	Director	President, The Japan-India Association

Tasuku Kondo	Corporate Auditor

Satoru Miura	Corporate Auditor

Motonori Murakami	Corporate Auditor

Ko Matsukata	Corporate Auditor	Standing Advisor, Mitsui Sumitomo Insurance Company, Limited

Yasutaka Okamura	Corporate Auditor	Attorney at Law

Hideharu Kadowaki	Corporate Auditor	Chairman of the Institute, The Japan Research Institute, Limited

Naoto Nakamura	Corporate Auditor	Attorney at Law

Notes:

1.	Akishige Okada, Nobuko Matsubara, Ikujiro Nonaka and Hiroshi Hirabayashi are external Directors.

2.	Ko Matsutaka, Yasutaka Okamura, Hideharu Kadowaki and Naoto Nakamura are external Corporate Auditors. Tasuku Kondo, Satoru Miura and Motonori Murakami are full-time Corporate Auditors.

3.	Representative Directors are marked with an asterisk.

2	EXECUTIVE OFFICERS

Name	Title	Principal position(s)/Areas overseen
Shoei Utsuda*	President and Chief Executive Officer	Chief Executive Officer Chairman, Internal Controls Committee

Gempachiro Aihara	Executive Vice President	Chief Operating Officer, Asia Pacific Business Unit

Hiroshi Tada*	Executive Vice President	Iron & Steel Products Business Unit; Mineral & Metal Resources Business Unit; Energy Business Unit I ; Energy Business Unit II

Yasunori Yokote	Executive Vice President	Chief Operating Officer, Americas Business Unit

Kazuya Imai*	Executive Vice President	Chief Financial Officer; Corporate Staff Division (Financial Planning Division , Accounting Division, Finance Division, Investment Administration Division, Credit Risk Management Division, Market Risk Management Division, First Business Process Control Division, Second Business Process Control Division, Third Business Process Control Division, Investor Relations Division); Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Chairman, Disclosure Committee; Director, Mitsui & Co. (U.S.A), Inc.

Toshihiro Soejima*	Executive Vice President	Infrastructure Projects Business Unit; Motor Vehicles Business Unit; Marine & Aerospace Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit

Motokazu Yoshida*	Senior Executive Managing Officer	Chief Information Officer; Corporate Staff Division (Information Strategic Planning Division, Corporate Planning & Strategy Division, CSR Promotion Division, Corporate Communication Division); New Business Promotion; Environment Matters; Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Chairman, CSR Promotion Committee

Ken Abe	Senior Executive Managing Officer	Chief Operating Officer, EMEA (Europe, the Middle East and Africa) Business Unit

Hiroshi Ito*	Senior Executive Managing Officer	Foods & Retail Business Unit; First Consumer Service Business Unit; Second Consumer Service Business Unit; IT Business Unit; Director, Mitsui & Co.(Asia Pacific) Pte. Ltd.

Yoshiyuki Izawa*	Senior Executive Managing Officer	First Chemicals Business Unit; Second Chemicals Business Unit; Domestic Offices and Branches; Director, Mitsui & Co. Europe Holdings PLC; Chairman, Portfolio Management Committee

Junichi Matsumoto*	Senior Executive Managing Officer	Chief Compliance Officer; Chief Privacy Officer; Corporate Staff Division (Secretariat, Corporate Auditor Division, Human Resources & General Affairs Division, Legal Division, Logistics Management Division); Business Continuity Plan Management; Chairman, Compliance Committee

Takao Sunami	Executive Managing Officer	Chief Operating Officer, Marine & Aerospace Business Unit

Shunichi Miyazaki	Executive Managing Officer	General Manager, Internal Auditing Division

Shinjiro Ogawa	Executive Managing Officer	Chief Representative of Mitsui & Co., Ltd. in China

Toshimasa Furukawa	Executive Managing Officer	Chief Operating Officer, Infrastructure Projects Business Unit

Jitsuro Terashima	Executive Managing Officer	President & CEO, Mitsui Global Strategic Studies Institute

Koji Nakamura	Executive Managing Officer	General Manager, Osaka Office

Kenichi Yamamoto	Executive Managing Officer	Chief Operating Officer, First Consumer Service Business Unit

Toshio Awata	Executive Managing Officer	General Manager, Nagoya Office

Kiyotaka Watanabe	Executive Managing Officer	Chief Operating Officer, Iron & Steel Products Business Unit

Masaaki Fujita	Executive Managing Officer	Chief Operating Officer, Foods & Retail Business Unit

Junichi Mizonoue	Executive Managing Officer	Chief Operating Officer, Second Chemicals Business Unit

Takao Omae	Executive Managing Officer	President, Mitsui Brasileira Importação e Exportação S.A.

Masaaki Murakami	Managing Officer	President, Mitsui & Co. (Korea) Ltd.

Norinao Iio	Managing Officer	Chief Operating Officer, Energy Business Unit II

Osamu Koyama	Managing Officer	Deputy Chief Operating Officer, Americas Business Unit

Terukazu Okahashi	Managing Officer	Deputy General Manager, Osaka Office

Osamu Takahashi	Managing Officer	Chief Operating Officer, IT Business Unit

Hideyo Hayakawa	Managing Officer	General Manager, Legal Division

Hiraku Shimomaki	Managing Officer	Deputy Chief Operating Officer, EMEA (Europe, the Middle East and Africa) Business Unit, President, Mitsui & Co. Deutschland GmbH

Shigeru Hanagata	Managing Officer	Chief Operating Officer, Motor Vehicles Business Unit

Masami Iijima	Managing Officer	Chief Operating Officer, Mineral & Metal Resources Business Unit

Seiichi Tanaka	Managing Officer	General Manager, Human Resources & General Affairs Division

Masayoshi Komai	Managing Officer	Managing Director, Mitsui & Co. (Shanghai) Ltd. ; Deputy Chief Representative of Mitsui & Co., Ltd. in China

Katsumi Ogawa	Managing Officer	Chief Operating Officer, Financial Markets Business Unit

Akio Yamamoto	Managing Officer	President, Mitsui & Co. (Thailand) Ltd.

Yoshinori Setoyama	Managing Officer	Chief Operating Officer, First Chemicals Business Unit

Noriaki Sakamoto	Managing Officer	Deputy Chief Operating Officer, Americas Business Unit

Masahiko Okamura	Managing Officer	Chief Operating Officer, Second Consumer Service Business Unit

Fuminobu Kawashima	Managing Officer	Chief Operating Officer, Energy Business Unit I

Masaaki Iida	Managing Officer	Chief Operating Officer, Transportation Logistics Business Unit

Note: Directors are marked with an asterisk.

CONSOLIDATED BALANCE SHEETS (Unaudited)

ASSETS

(Millions of Yen)	September 30, 2007	March 31, 2007
Current Assets
Cash and cash equivalents	¥797,855	¥800,032
Time deposits	6,816	6,591
Marketable securities	13,032	11,670
Trade receivables:
Notes and loans, less unearned interest	468,304	475,271
Accounts	2,228,873	2,199,614
Associated companies	246,008	240,950
Allowance for doubtful receivables	(25,598)	(29,824)
Inventories	735,520	696,470
Advance payments to suppliers	113,009	96,702
Deferred tax assets—current	29,251	21,354
Derivative assets	241,572	254,319
Other current assets	256,717	300,627

Total current assets	5,111,359	5,073,776

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,396,363	1,587,571
Other investments	1,518,612	1,238,853
Non-current receivables, less unearned interest	484,206	462,935
Allowance for doubtful receivables	(60,794)	(69,775)
Property leased to others—at cost, less accumulated depreciation	250,488	259,240

Total investments and non-current receivables	3,588,875	3,478,824

Property and Equipment—at Cost:
Land, land improvements and timberlands	189,230	191,537
Buildings, including leasehold improvements	398,258	379,814
Equipment and fixtures	830,212	790,510
Mineral rights	148,036	151,752
Vessels	31,646	33,666
Projects in progress	167,087	130,529

Total	1,764,469	1,677,808
Accumulated depreciation	(729,338)	(689,508)

Net property and equipment	1,035,131	988,300

Intangible Assets, less Accumulated Amortization	129,094	104,445

Deferred Tax Assets—Non-current	29,200	34,972

Other Assets	137,176	132,995

Total	¥10,030,835	¥9,813,312

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LIABILITIES AND SHAREHOLDERS’ EQUITY

(Millions of Yen)	September 30, 2007	March 31, 2007
Current Liabilities:
Short-term debt	¥513,693	¥658,747
Current maturities of long-term debt	290,806	371,865
Trade payables:
Notes and acceptances	93,783	98,199
Accounts	1,987,220	1,966,800
Associated companies	60,805	64,730
Accrued expenses:
Income taxes	149,203	85,692
Interest	27,196	25,324
Other	74,023	84,625
Advances from customers	137,803	113,586
Derivative liabilities	181,381	198,735
Other current liabilities	105,283	141,899

Total current liabilities	3,621,196	3,810,202

Long-term Debt, less Current Maturities	2,945,476	2,887,528

Accrued Pension Costs and Liability for Severance Indemnities	32,045	33,209

Deferred Tax Liabilities—Non-current	472,876	450,181

Other Long-Term Liabilities	337,720	283,226

Minority Interests	239,392	238,687

Shareholders’ Equity:
Common stock	336,417	323,213
Capital surplus	431,094	417,900
Retained earnings:
Appropriated for legal reserve	41,071	39,670
Unappropriated	1,287,299	1,072,234
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	261,334	258,922
Foreign currency translation adjustments	11,510	(9,409)
Defined benefit pension plans	2,994	2,287
Net unrealized gains and losses on derivatives	14,903	8,930

Total accumulated other comprehensive income	290,741	260,730

Treasury stock, at cost:	(4,492)	(3,468)

Total shareholders’ equity	2,382,130	2,110,279

Total	¥10,030,835	¥9,813,312

STATEMENTS OF CONSOLIDATED INCOME

(Unaudited)

(Millions of Yen)	Six-Month Period Ended September 30, 2007	Six-Month Period Ended September 30, 2006
Revenues:
Sales of products	¥2,377,588	¥1,958,839
Sales of services	277,095	270,236
Other sales	84,121	69,628

Total revenues	2,738,804	2,298,703

Total Trading Transactions:
Six-month period ended September 30, 2007: ¥8,205,220 million
Six-month period ended September 30, 2006: ¥7,597,799 million
Cost of Revenues:
Cost of products sold	2,136,432	1,784,872
Cost of services sold	75,523	67,658
Cost of other Sales	47,532	38,268

Total Cost of revenues	2,259,487	1,890,798

Gross Profit	479,317	407,905

Other Expenses (Income):
Selling, general and administrative	296,747	282,697
Provision for doubtful receivables	2,336	1,637
Interest expense, net of interest income	23,713	18,117
Dividend income	(28,419)	(27,773)
Gain on sales of securities—net	(51,032)	(26,541)
Loss on write-down of securities	12,663	3,207
Gain on disposal or sales of property and equipment—net	(6,672)	(1,242)
Impairment loss of long-lived assets	2,232	9,926
Impairment loss of goodwill	—	16,528
Compensation and other charges related to DPF incident	—	(3,864)
Other (income) expense—net	(1,593)	5,106
Total other expenses	249,975	277,798

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	229,342	130,107

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(Millions of Yen)	Six-Month Period Ended September 30, 2007	Six-Month Period Ended September 30, 2006
Income Taxes:
Current	99,909	64,300
Deferred	(10,414)	(9,014)

Total	89,495	55,286

Income from Continuing Operations before Minority Interests and Equity in Earnings	139,847	74,821
Minority Interests in Earnings of Subsidiaries	(20,678)	(1,798)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	72,290	74,512

Income from Continuing Operations	191,459	147,535
Income from Discontinued Operations—Net (After Income Tax Effect)	60,462	6,920

Net Income	¥ 251,921	¥ 154,455

Note:	In accordance with SFAS No.144, the figures for the six-month period ended September 30, 2006 relating to discontinued operations have been reclassified.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY (Unaudited)

(Millions of Yen)	Six-Month Period Ended September 30, 2007	Year Ended March 31, 2007
Common Stock:
Balance at beginning of period	¥ 323,213	¥ 295,766
Common stock issued upon conversion of bonds	13,204	27,447

Balance at end of period	336,417	323,213

Capital Surplus:
Balance at beginning of period	417,900	390,488
Conversion of bonds	13,162	27,359
Gain on sales of treasury stock	32	53

Balance at end of period	431,094	417,900

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of period	39,670	38,508
Transfer from unappropriated retained earnings	1,401	1,162

Balance at end of period	41,071	39,670

Unappropriated:
Balance at beginning of period	1,072,234	825,306
Cumulative effect of a change in accounting principle –adoption of FIN No.48	(5,113)	—
Net income	251,921	301,502
Cash dividends paid	(30,342)	(53,412)
Dividends paid per share
Six-month period ended September 30, 2007: ¥17.0
Year ended March 31, 2007: ¥31.0
Transfer to retained earnings appropriated for legal reserve	(1,401)	(1,162)

Balance at end of period	1,287,299	1,072,234

Accumulated Other Comprehensive Income (After Income Tax Effect):
Balance at beginning of period	260,730	129,842
Unrealized holding gains and losses on available-for-sale securities	2,412	42,823
Foreign currency translation adjustments	20,919	73,870

Minimum pension liability adjustment	—	1,058

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(Millions of Yen)	Six-Month Period Ended September 30, 2007	Year Ended March 31, 2007
Defined benefit pension plans	707	—
Adjustment to initially apply SFAS No. 158	—	6,646
Net unrealized gains and losses on derivatives	5,973	6,491

Balance at end of period	290,741	260,730

Treasury Stock, at cost:
Balance at beginning of period	(3,468)	(2,003)
Purchases of treasury stock	(1,060)	(1,633)
Sales of treasury stock	36	168

Balance at end of period	(4,492)	(3,468)

Summary of Changes in Equity from Nonowner Sources (Comprehensive income):
Net income	251,921	301,502
Other comprehensive income (After income tax effect):
Unrealized holding gains and losses on available-for-sale securities	2,412	42,823
Foreign currency translation adjustments	20,919	73,870
Minimum pension liability adjustment	—	1,058
Defined benefit pension plans	707	—
Net unrealized gains and losses on derivatives	5,973	6,491

Changes in equity from nonowner sources	¥ 281,932	¥425,744

Note:	Appropriations of retained earnings are reflected in the consolidated financial statements upon shareholders’ approval.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(Supplementary Information) (Unaudited)

(Millions of Yen)	Six-Month Period Ended September 30, 2007	Six-Month Period Ended September 30, 2006*
Operating Activities:
Net Income	¥251,921	¥154,455
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) loss from discontinued operations—net (after income tax effect)	(60,462)	(6,920)
Depreciation and amortization	66,891	37,446
Pension and severance costs, less payments	(2,971)	(751)
Provision for doubtful receivables	2,336	1,637
Gain on sales of securities—net	(51,032)	(26,541)
Loss on write-down of securities	12,663	3,207
Gain on disposal or sales of property and equipment—net	(6,672)	(1,242)
Impairment loss of long-lived assets	2,232	9,926
Impairment loss of goodwill	—	16,528
Deferred income taxes	(10,414)	(9,014)
Minority interests of earnings of subsidiaries	20,678	1,798
Equity in earnings of associated companies, less dividends received	(28,922)	(20,256)
Changes in operating assets and liabilities:
Increase in trade receivables	(92,917)	(188,458)
Increase in inventories	(19,861)	(50,941)
Increase in trade payables	19,897	134,370
Other—net	21,620	(21,238)
Net cash provided by operating activities of discontinued operations	234	1,954

Net cash provided by operating activities	125,221	35,960

Investing Activities:
Net (increase) decrease in time deposits	(302)	28,491
Net decrease (increase) in investments in and advances to associated companies	124,924	(68,313)
Net increase in other investments	(985)	(64,472)
Net decrease in long-term loan receivables	1,025	11,598
Net increase in property leased to others and property and equipment	(66,834)	(139,316)

Net cash provided by (used in) investing activities	57,828	(232,012)

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Financing Activities:
Net (decrease) increase in short-term debt	(151,942)	210,089
Net (decrease) increase in long-term debt	(3,564)	50
Capital contribution from minority interests	—	17,095
Purchases of treasury stock—net	(991)	(440)
Payments of cash dividends	(30,342)	(24,123)

Net cash (used in) provided by financing activities	(186,839)	202,671

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,613	2,780

Net (Decrease) Increase in Cash and Cash Equivalents	(2,177)	9,399
Cash and Cash Equivalents at Beginning of Period	800,032	697,065

Cash and Cash Equivalents at End of Period	¥797,855	¥706,464

Note:	In accordance with SFAS No. 144, the figures for the six-month period ended September 30, 2006 relating to discontinued operations have been reclassified.

OPERATING SEGMENT INFORMATION

(Supplementary information) (Unaudited)

The companies allocate their resources and review their performance by operating segments comprised of the business units of the Head Office and region-focused operating segments comprised of the regional business units. The companies’ operating segments have been aggregated based on the nature of the products and other criteria into eight product-focused reportable operating segments and three region-focused reportable operating segments.

Six-month period ended September 30, 2007 (from April 1, 2007 to September 30, 2007)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	741,214	819,546	1,114,799	1,316,032	1,229,699	998,555	570,292	83,131
Gross Profit	31,670	44,580	63,562	58,079	101,176	41,795	59,003	25,346
Operating Income (Loss)	14,291	36,239	14,528	24,610	78,486	9,125	9,502	10,111
Equity in Earnings of Associated Companies	2,681	38,672	1,636	2,867	19,245	784	4,143	(442)
Net Income	11,937	118,167	13,251	10,901	72,465	5,126	8,138	290
Total Assets at September 30, 2007	704,088	1,111,918	1,667,285	969,048	1,716,352	707,841	724,660	649,595

		Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions		716,214	254,394	362,424	8,206,300	3,179	(4,259)	8,205,220
Gross Profit		27,548	13,158	16,407	482,324	1,598	(4,605)	479,317
Operating Income (Loss)		3,296	1,113	4,431	205,732	(1,926)	(23,572)	180,234
Equity in Earnings of Associated Companies		2,389	121	412	72,508	42	(260)	72,290
Net Income		2,894	3,612	12,365	259,146	3,514	(10,739)	251,921
Total Assets at September 30, 2007		631,575	202,799	390,362	9,475,523	2,789,912	(2,234,600)	10,030,835

Six-month period ended September 30, 2006 (from April 1, 2006 to September 30, 2006) (As restated)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	676,584	704,162	1,029,226	1,153,972	1,180,574	941,603	725,425	90,191
Gross Profit	27,820	52,346	46,976	51,431	43,767	40,600	61,911	30,590
Operating Income (Loss)	12,256	42,240	7,161	16,934	25,725	7,145	6,961	12,841
Equity in Earnings of Associated Companies	1,443	31,596	13,056	2,576	18,008	1,512	3,464	900
Net Income (Loss)	9,442	60,208	18,012	10,405	29,739	(4,152)	3,281	6,370
Total Assets at September 30, 2006	610,718	805,647	1,458,086	917,917	1,483,584	723,136	801,978	774,065

		Americas	Europe, the Middle East and Africa	Asia	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions		591,791	234,369	289,400	7,617,297	3,879	(23,377)	7,597,799
Gross Profit		31,890	11,744	14,525	413,600	4,180	(9,875)	407,905
Operating Income (Loss)		11,738	1,579	4,449	149,029	(1,512)	(23,946)	123,571
Equity in Earnings of Associated Companies		1,696	166	375	74,792	58	(338)	74,512
Net Income		9,123	2,065	10,232	154,725	4,212	(4,482)	154,455
Total Assets at September 30, 2006		464,618	176,477	262,977	8,479,203	2,958,306	(2,059,905)	9,377,604

Notes:

1.	The figures of “Consolidated Total” for the six-month period ended September 30, 2006 has been reclassified to conform to the change in current year presentation for discontinued operations in accordance with SFAS No. 144. The reclassification to income (loss) from discontinued operation—net (after income tax effect) is included in “Adjustments and Eliminations.”

2.	“All Other”includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2007 and 2006 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

3.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

4.	Transfers between operating segments are made at cost plus a markup.

5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.

6.	Based on the reorganization effective April 1, 2007, “Iron & Steel Raw Materials and Non-Ferrous Metals” which was formerly disclosed as a reportable segment changed its name to “Mineral & Metal Resources” and Coal & Nuclear Fuel businesses which were formerly included in “Iron & Steel Raw Materials and Non-Ferrous Metals” were transferred to “Energy.” Further, “Lifestyle, Consumer Service and Information, Electronics & Telecommunication” changed its name of the reportable segment to “Consumer Service & IT” in relation to the change of the composition of the reportable segment. In addition, subsidiaries in Oceania region which were formerly included in “Other Overseas Areas” were transferred to “Asia Pacific” which was formerly disclosed as “Asia” and subsidiaries in the Middle East, Africa and Russia which were formerly included in “Other Overseas Areas” were transferred to “Europe, the Middle East and Africa” which was formerly disclosed as “Europe.”

The operating segment information for the six-month period ended September 30, 2006 has been restated to conform to the current period presentation.

BALANCE SHEETS (Unaudited)

ASSETS

(Millions of Yen)	Six-Month Period ended September 30, 2007	Year ended March 31, 2007
Current Assets
Cash and Time Deposits	¥426,947	¥443,322
Notes Receivable, Trade	219,131	266,643
Accounts Receivable, Trade	1,544,120	1,488,412
Securities	2,109	4,833
Inventories	180,397	178,885
Advance Payments to Suppliers	54,593	44,740
Short-Term Loans Receivable	250,943	214,417
Deferred Tax Assets—Current	14,674	13,407
Other	168,929	195,225
Allowance for Doubtful Receivables	(15,363)	(15,852)

Total Current Assets	2,846,485	2,834,035
Non-Current Assets
Tangible Assets (Net)	85,248	91,418
Intangible Assets	26,403	25,321
Investments and Other Assets:
Investments in Securities and Subsidiaries and Associated Companies	1,890,355	1,801,470
Ownership in Securities and Subsidiaries and Associated Companies	304,826	378,965
Long-Term Loans Receivable	173,162	159,584
Other	143,853	150,801
Allowance for Doubtful Receivables	(58,169)	(71,607)

Total Investments and Other Assets	2,454,029	2,419,214

Total Non-Current Assets	2,565,681	2,535,954

Total Assets	5,412,167	5,369,989

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LIABILITIES AND EQUITY

(Millions of Yen)	Six-Month Period ended September 30, 2007	Year ended March 31, 2007
Current Liabilities
Notes Payable, Trade	¥52,773	¥58,860
Accounts Payable, Trade	1,181,635	1,166,271
Short-Term Borrowings	168,943	249,960
Commercial Paper	—	50,000
Accounts Payable, Other	50,808	76,371
Advances from Customers	57,018	46,741
Liability for Bonuses to Directors	—	270
Other	171,617	130,281

Total Current Liabilities	1,682,795	1,778,757
Long-Term Liabilities
Bonds	578,331	558,348
Convertible Bonds	10,210	36,577
Long-Term Borrowings	1,618,485	1,596,715
Liability for Retirement Benefits	8,686	7,808
Allowance for the obligation for guarantees and commitments	11,536	13,258
Deferred Tax Liabilities—Non-Current	100,457	99,761
Other	47,921	45,363

Total Long-Term Liabilities	2,375,629	2,357,832

Total Liabilities	4,058,425	4,136,590

Equity
Shareholders’ Equity
Common Stock	336,417	323,212
Capital Surplus:
Capital Reserve	362,710	349,547
Other Capital Surplus	104	73

Total Capital Surplus	362,814	349,620
Retained Earnings
Legal Reserve	27,745	27,745
Other Retained Earnings:
General Reserve	176,851	176,851
Special Reserve	1,619	1,619
Reserve for Loss on Overseas Investments	3,716	3,716

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Reserve for Tax-Deductible Write-down of Tangible Assets	1,402	1,402
Retained Earnings—carry forward	245,350	141,691

Total Retained Earnings	456,686	353,027
Treasury Stock	(4,320)	(3,297)
Total Shareholders’ Equity	1,151,597	1,022,563
Valuation and Translation Adjustments
Net Unrealized Gain on Available-for-Sale Securities	203,645	212,478
Deferred loss on Derivatives under Hedge Accounting	(1,502)	(1,642)

Total Valuation and Translation Adjustments	202,143	210,835
Total Equity	1,353,741	1,233,398

Total Liabilities and Equity	5,412,167	5,369,989

Notes:	Figures less than ¥1 million are rounded down.

STATEMENTS OF INCOME (Unaudited)

(Millions of Yen)	Six-Month Period ended September 30, 2007	Six-Month Period ended September 30, 2006
Sales	¥5,988,023	¥5,625,429
Cost of Sales	5,875,590	5,512,747

Gross Profit	112,433	112,682
Selling, General and Administrative Expenses	100,256	100,900

Operating Profit	12,176	11,781
Non-Operating Income
Interest Income	9,266	8,250
Dividend Income	221,212	81,797
Other	4,351	6,207

Total Non-Operating Income	234,830	96,255
Non-Operating Expenses
Interest Expense	20,711	16,290
Other	12,860	7,149

Total Non-Operating Expenses	33,571	23,440

Ordinary Profit	213,435	84,596
Extraordinary Gains
Gain on Sales of Tangible Assets	49	34
Gain on Sales of Investments in Securities and Subsidiaries and Associated Companies	25,881	25,502
Gain on Reversal of Provision for Doubtful Receivables	646	947

Gain on Reversal of Accrued Compensation and Other Charges Related to DPF Incident	—	3,864

Total Extraordinary Gains	26,578	30,348
Extraordinary Losses
Loss on Sales of Tangible Assets	178	238
Impairment Losses	1,762	201
Loss on Sales of Investments in Securities and Subsidiaries and Associated Companies	167	212
Loss on Write-Down of Investments in Securities and Subsidiaries and Associated Companies	15,750	6,789
Provision for Doubtful Receivables from Securities and Subsidiaries and Associated Companies	1,755	3,665
Provision for the obligation for guarantees and commitments	381	4,872

Total Extraordinary Losses	19,996	15,980

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Income before Income Taxes	220,017	98,964
Income Taxes—Current	75,075	8,697
Income Taxes—Assessed for Previous Fiscal Year	5,471	2,375

Income Taxes—Deferred	5,469	16,207

Net Income	134,001	71,685

Note:	Figures less than ¥1 million are rounded down.

STATEMENT OF CHANGES IN EQUITY (Unaudited)

(April 1, 2007 to September 30, 2007)

(Unit: Millions of Yen)

	Shareholders’ Equity
	Common Stock	Capital Surplus			Retained Earnings
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Legal Reserve	Other Retained Earnings
						General Reserve	Special Reserve	Reserve for Loss on Overseas Investments
Balance as of March 31, 2007	323,212	349,547	73	349,620	27,745	176,851	1,619	3,716
Changes during Interim Period
New Share Issuance	13,204	13,162		13,162
Cash Dividends
Net Income
Acquisition of Treasury Stock
Disposal of Treasury Stock			31	31
Net Changes of items in Valuation and Translation Adjustments during Interim Period
Total Changes during Interim Period	13,204	13,162	31	13,193	—	—	—	—
Balance as of September 30, 2007	336,417	362,710	104	362,814	27,745	176,851	1,619	3,716

	Shareholders’ Equity					Valuation and Translation Adjustments			Total Equity
	Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gain on Available -for-Sale Securities	Deferred Loss on derivatives under hedge accounting	Total Valuation and Translation Adjustments
	Other Retained Earnings		Total Retained Earnings
	Reserve for Tax-Deductible Write-down of Tangible Assets	Retained Earnings — carry forward
Balance as of March 31, 2007	1,402	141,691	353,027	(3,297)	1,022,563	212,478	(1,642)	210,835	1,233,398
Changes during Interim Period
New Share Issuance					26,366				26,366
Cash Dividends		(30,342)	(30,342)		(30,342)				(30,342)
Net Income		134,001	134,001		134,001				134,001
Acquisition of Treasury Stock				(1,060)	(1,060)				(1,060)
Disposal of Treasury Stock				36	68				68
Net Changes of items in Valuation and Translation Adjustments during Interim Period						(8,832)	140	(8,691)	(8,691)
Total Changes during Interim Period	—	103,659	103,659	(1,023)	129,034	(8,832)	140	(8,691)	120,342
Balance as of September 30, 2007	1,402	245,350	456,686	(4,320)	1,151,597	203,645	(1,502)	202,143	1,353,741

These financial statements, which are on a non-consolidated basis, have been prepared in accordance with accounting principles generally accepted in Japan

Management Philosophy (MVV)

Mission

We will contribute to the creation of a future where the dreams of the inhabitants of our irreplaceable Earth can be fulfilled.

Vision

We aim to become a global business enabler that can meet the needs of our customers throughout the world.

Values

•	Making it a principle to be fair and humble, we, with sincerity and in good faith, will strive to be worthy of the trust society places in us.

•	With lofty aspirations and from an honest perspective, we will pursue business that benefits society.

•	Always taking on the challenge of new fields, we will dynamically create business that can lead the times.

•	Making the most of our corporate culture that fosters “Freedom and Open-mindedness,” we will fully demonstrate our abilities as a corporation as well as individuals.

•	In order to nurture human resources full of creativity and a superior sense of balance, we will provide our people with a workplace for self-development as well as self-realization.

Shareholders’ information

Fiscal year end	March 31

Record date	March 31

Interim dividend record date	September 30

General Shareholders’ Meeting	June

Manager of the Register of Shareholders (head office)	The Chuo Mitsui Trust & Banking Company Limited 33-1 Shiba, 3-chome Minato-ku, Tokyo

Contact information for above	The Chuo Mitsui Trust & Banking Company Limited, Stock Transfer Agency Division 8-4 Izumi, 2-chome Suginami-ku, Tokyo 168-0063 Tel: 0120-78-2031 (free dial)

Representative branches for above	The Chuo Mitsui Trust & Banking Company Limited (various locations around the country) Japan Securities Agents, Ltd. (main office, various locations around the country)

Stock exchange listings	Tokyo, Osaka, Nagoya, Sapporo, Fukuoka

Mitsui & Co., Ltd.	2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Tel: 03-3285-1111 (general) Website: www.mitsui.co.jp